UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investment in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.	Investment Company Act File Number: 811-07912

Date examination completed: July 31, 2007

2.	State Identification Number:

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD D03721305	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3.	Exact name of investment company as specified in registration statement:

Old Westbury Funds, Inc.

4.	Address of principal executive office:

760 Moore Road, King of Prussia, Pennsylvania 19406

Bessemer Trust

100 Woodbridge Center Drive

Woodbridge, NJ 07095-1191

Peter C. Artemiou	732-694-5439
Principal &	Fax: 212-603-0750
Controller – Alternative Investments	Artemiou@Bessemer.com

Management Statement Regarding Compliance With Certain

Provisions of the Investment Company Act of 1940

December 17, 2007

I, as a member of management of Old Westbury Funds, Inc. (comprising respectively, Large Cap Equity Fund, Mid Cap Equity Fund, International Fund, Fixed Income Fund, Municipal Bond Fund, and Real Return Fund) (collectively the “Funds”), am responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”). I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of July 31, 2007 and from October 31, 2006 (date of last examination) through July 31, 2007.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of July 31, 2007 and from October 31, 2006 through July 31, 2007, with respect to securities reflected in the investment accounts of the Funds.

By:	/s/ Peter C. Artemiou
Peter C. Artemiou Bessemer Trust Company Controller

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Old Westbury Funds, Inc.

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that Old Westbury Funds, Inc. (comprising respectively, Large Cap Equity Fund, Mid Cap Equity Fund, International Fund, Fixed Income Fund, Municipal Bond Fund and Real Return Fund) (collectively the “Funds”) complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 (the “Act”) with respect to the investments held by the Funds and the collectible coins held by Real Return Fund as of July 31, 2007. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examinations.

Our examinations were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2007, and with respect to agreement of security purchases and sales, for the period from October 31, 2006 (the date of the last examination) through July 31, 2007:

•	Count and inspection of collectible coins held by Real Return Fund that are located in the vault of HSBC Bank USA in New York, NY, without prior notice to management;

•	Confirmation of all securities held by The Bank of New York, Federated Investors and SEI independent sub-custodians (“Sub-Custodians”) in book entry form;

•	Reconciliation of all such securities to the books and records of the Funds and the Sub-Custodians;

•	Agreement of pending purchase activity as of July 31, 2007 to documentation of corresponding subsequent cash payments; and

•	Agreement of five security purchases and five security sales since our last report from the books and records of the Funds to cash settlement in bank statements.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2007 with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP
Ernst & Young LLP

New York, New York

December 17, 2007